January 28, 2013

BY EDGAR

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: HD Supply, Inc. – Registration Statements on Form S-4

File Nos. 333-185158 and 333-186164

Dear Ms. Ransom:

HD Supply, Inc. (the “Registrant”) received a comment letter, dated January 25, 2013, from the Staff of the U.S. Securities and Exchange Commission (the “Comment Letter”) in connection with the above referenced registration statements on Form S-4 (the “Registration Statements”) of the Registrant.

As previously discussed with Staff examiner Lisa Kohl, the Registrant is hereby submitting on a supplemental basis a draft of its response to the Comment Letter together with blacklined versions of the revised legal opinions submitted as exhibits 5.1, 5.2 and 5.4. We would appreciate your review of these materials at your earliest convenience. The Registrant would like to file the amended Registration Statements Tuesday January 29, 2013 and submit an acceleration request for the Registration Statements to be declared effective on or prior to Thursday January 31, 2013.

Please do not hesitate to contact me at 212-909-7441 if you have any questions.

Best regards,

/s/ Anne C. Meyer

Anne C. Meyer

Mara L. Ransom	2	January 28, 2013

Attachments

Draft – January 28, 2013

January     , 2013

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	HD Supply, Inc.

Registration Statement of Form S-4

Filed November 27, 2012

File No. 333-185158

Dear Ms. Ransom:

This letter sets forth the responses of HD Supply, Inc. (the “Registrant”) to the comments contained in your letter, dated January 25, 2013, relating to Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-185158), filed on January 18, 2013 (the “First Registration Statement”) and Registration Statement on Form S-4 (File No. 333-186199), filed on January 23, 2013 (the “Second Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 3 to the First Registration Statement (“Amendment No. 3”) and Amendment No. 1 to the Second Registration Statement (“Amendment No. 1”). Enclosed with the paper copy of this letter are (a) two copies of a clean version of Amendment No. 3, as well as two copies of a blacklined version of Amendment No. 3, marked to show changes from the First Registration Statement filed on January 18, 2013 and (b) two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Second Registration Statement filed on January 18, 2013.

Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-185158)

General

Mara L. Ransom	2	January , 2013

1. We note the Second Supplemental Indenture, dated as of July 27, 2012 relating to the 8 1/8% Senior Secured First Priority Notes due 2019, filed as Exhibit 4.3 to this registration statement. We also note the Second Supplemental Indenture, dated as of July 27, 2012 relating to the 11% Senior Secured Second Priority Notes due 2020, filed as Exhibit 4.9 to this registration statement, and the Indenture dated as of October 15, 2012 relating to the 11.5% Senior Notes due 2020, filed as Exhibit 4.11 to this registration statement. It appears from these Indentures that the Notes registered on this Form S-4 are also guaranteed by Varsity AP Holding Corporation, GCP Amerifile Coinvest Inc., Varsity AP Holdings LLC, Amerifile, LLC, and Peachtree Business Products, LLC. However, the guarantees of these entities are not registered on this Form S-4. In a recent conversation our staff had with your counsel, we understand such entities have since been merged out of existence. If accurate, please confirm as much and revise Exhibit 21 to your next periodic report to reflect this information.

In response to the Staff’s comment, the Registrant confirms that these entities were merged out of existence prior to the initial filing of the First Registration Statement on November 27, 2012. The Registrant also confirms (a) that Exhibit 21.1 to both the First Registration Statement and the Second Registration Statement omits theses entities and (b) that Exhibit 21.1 to the Registrant’s next periodic report will omit these entities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 82

Recent Developments, page 86

Results for the two months ended December 23, 2012

2. We note the presentation of your partial fourth quarter results. However, it appears that the presentation of these results in isolation provides investors with an incomplete picture of your financial results. Accordingly, we have the following comments:

•

Please advise us why you believe that presenting narrative disclosure regarding your net revenue and Adjusted EBITDA for the two months ending December 23, 2012 without providing narrative disclosure regarding changes in other financial statement line items during the same period, such as costs of goods sold or income from operations, is appropriate and does not provide investors with an incomplete picture of your results of operations.

•

Please discuss the way in which the performance at Facilities Maintenance, Waterworks, Power Solutions, and White Cap are consistent with or different from your results of operations in prior periods. Please expand your disclosure to explain both qualitatively and

Mara L. Ransom	3	January , 2013

quantitatively the factors that you believe have contributed to the improved performance at the entities to which you refer in this section.

•

Please disclose the nature of any unusual or non-recurring items that have impacted or are expected to impact your preliminary results. Please also provide narrative disclosure about the impact that interest expense, depreciation and amortization and loss on extinguishment of debt had on Adjusted EBITDA.

Please also confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers become available as you conduct your financial closing procedures for the quarter ended February 3, 2013, or your financial statements for the most recent quarterly period become available, they should be included in your registration statement.

In response to the Staff’s comment, the Registrant has deleted the results for two months ended December 23, 2012 and the related disclosure from both Amendment No. 3 and Amendment No. 1.

Exhibit 5.1

3. We note counsel’s statement in the third full paragraph on page 2 that counsel’s opinion is subject to the effects of “standards of materiality.” Please have counsel advise us as to why such limitation is appropriate, or remove the limitation. Please refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, counsel has revised its opinion to remove the limitation as requested.

Exhibit 5.2

4. We note counsel’s statement on page 3 that counsel “[has] not reviewed any documents other than the documents listed in paragraphs (a) through (n) above.” Counsel must examine all documents necessary to render the required opinions. Please have counsel remove the limitation regarding the documents that counsel has examined, and ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

In response to the Staff’s comment, counsel has revised its opinion to remove the limitation and include the requested statement.

5. We note counsel’s statement on page 3 that counsel has “assumed that there exists no provision in any document that we have not reviewed that is inconsistent with

Mara L. Ransom	4	January , 2013

the opinions stated herein.” Please have counsel remove as inappropriate this assumption. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, counsel has revised its opinion to remove the assumption as requested.

6. We note counsel’s assumptions set forth under numbers (ii) and (iii) in the last paragraph on page 3. Please have counsel remove as inappropriate these assumptions, or explain to us why the assumptions are appropriate. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, counsel has revised its opinion to remove the assumptions as requested.

7. We note counsel’s statement in the last sentence on page 6 regarding the limitation on reliance as to the use of counsel’s opinion. Please have counsel remove such limitation, as investors are entitled to rely on counsel’s opinion. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, counsel has revised its opinion to remove the limitation as requested.

Exhibit 5.4

8. We note counsel’s statement on page 3 that “[f]or purposes of this opinion, we have not reviewed any documents other than the documents listed in paragraphs (a) through (h) above.” Counsel must examine all documents necessary to render the required opinions. Please have counsel remove the limitation regarding the documents that counsel has examined, and ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinion(s).

In response to the Staff’s comment, counsel has revised its opinion to remove the limitation and include the requested statement.

Registration Statement on Form S-4 (File No. 333-186199)

9. Please revise this registration statement to comply with each of the above comments, as applicable.

In response to the Staff’s comment, the Registrant has revised Amendment No. 1 in the same manner as Amendment No. 3, as applicable.

Mara L. Ransom	5	January , 2013

*  *  *  *  *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Regards,

Steven J. Slutzky

cc:	Lisa Kohl

Securities and Exchange Commission

Ricardo Nunez, Esq.

HD Supply, Inc.

Enclosures

Exhibit 5.1

January ~~18,~~    , 2013

HD Supply, Inc.

3100 Cumberland Boulevard, Suite 1480

Atlanta, Georgia 30339

Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as special counsel to HD Supply, Inc., a Delaware corporation (the “Issuer”), and the guarantors listed on Schedule I attached hereto (collectively, the “Guarantors”), in connection with the preparation and filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), of a Registration Statement on Form S-4 (File No. 333-185158) filed with the Commission on November 27, 2012 (the “Registration Statement”) relating to the proposed offering by the Issuer of $1,250,000,000 aggregate principal amount of the Issuer’s 8 1/8% Senior Secured First Priority Notes due 2019 (the “New First Priority Notes”), $675,000,000 aggregate principal amount of the Issuer’s 11% Senior Secured Second Priority Notes due 2020 (the “New Second Priority Notes”), and $1,000,000,000 aggregate principal amount of the Issuer’s 11.50% Senior Notes due 2020 (the “New Senior Notes”, and together with the New First Priority Notes and the New Second Priority Notes, the “New Notes”).

The New First Priority Notes are to be issued pursuant to the Indenture, dated as of April 12, 2012, as amended by the First Supplemental Indenture, dated as of April 12, 2012, the Second Supplemental Indenture, dated as of July 27, 2012, and the Third Supplemental Indenture, dated as of August 2, 2012 (collectively, the “First Priority Notes Indenture”), among the Issuer, the Guarantors, Wilmington Trust, National Association, as Trustee (in such capacity, the “First Priority Notes Trustee”), and Wilmington Trust, National Association, as First Priority Note Collateral Agent. The New Second Priority Notes are to be issued pursuant to the Indenture, dated as of April 12, 2012, as amended by the First Supplemental Indenture, dated as of April 12, 2012, and the Second Supplemental Indenture, dated as of July 27, 2012 (collectively, the “Second Priority Notes Indenture”), among the Issuer, the Guarantors, Wilmington Trust, National Association, as Trustee (in such capacity, the “Second Priority Notes Trustee”), and Wilmington Trust, National Association, as Second Priority Note Collateral Agent. The New Senior Notes are to be issued pursuant to the Indenture, dated as of October 15, 2012, as amended by the First Supplemental Indenture, dated as of October 15, 2012

HD Supply, Inc.	2	January ~~18,~~ , 2013

(together, the “Senior Indenture” and, together with the First Priority Notes Indenture and the Second Priority Notes Indenture, the “Indentures”), among the Issuer, the Guarantors and Wells Fargo Bank, National Association., as Trustee (the “Senior Notes Trustee” and, together with the First Priority Notes Trustee and the Second Priority Notes Trustee, the “Trustees”). The obligations of the Issuer pursuant to the New Notes are each to be guaranteed by the Guarantors pursuant to and as set forth in the Indentures (such guarantees, collectively, the “Guarantees.”)

In rendering the opinions expressed below, (a) we have examined and relied on the originals, or copies certified or otherwise identified to our satisfaction, of such agreements, documents and records of the Issuer and the Guarantors and such other instruments and certificates of public officials, officers and representatives of the Issuer and the Guarantors and others as we have deemed necessary or appropriate for the purposes of such opinions, (b) we have examined and relied as to factual matters upon, and have assumed the accuracy of, the statements made in the certificates of public officials, officers and representatives of the Issuer and the Guarantors and others delivered to us and (c) we have made such investigations of law as we have deemed necessary or appropriate as a basis for such opinions. In rendering the opinions expressed below, we have assumed, with your permission, without independent investigation or inquiry, (i) the authenticity and completeness of all documents submitted to us as originals, (ii) the genuineness of all signatures on all documents that we have examined, (iii) the conformity to authentic originals and completeness of documents submitted to us as certified, conformed or reproduction copies, (iv) the legal capacity of all natural persons executing documents, (v) the power and authority of the Trustees to enter into and perform their respective obligations under the Indentures, (vi) the due authorization, execution and delivery of the Indentures by the applicable Trustee, (vii) the enforceability of each Indenture against the applicable Trustee and (viii) the due authentication of the New Notes on behalf of the Trustees in the manner provided in the Indentures.

Based upon and subject to the foregoing and the qualifications and limitations hereinafter set forth, we are of the opinion that, upon the execution and issuance of the New Notes by the Issuer and authentication of the New Notes by the applicable Trustee in accordance with the Indentures and delivery of the New Notes against exchange therefor of the Old Notes, pursuant to the exchange offer described in the Registration Statement, (1) the New Notes will constitute valid and binding obligations of the Issuer, and (2) the Guarantees will constitute valid and binding obligations of the Guarantors.

Our opinions set forth above are subject to the effects of (i) bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization and moratorium laws, and other similar laws relating to or affecting enforcement of creditors’ rights or remedies generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) concepts of good faith, reasonableness and fair dealing~~, and standards of materiality~~.

HD Supply, Inc.	3	January ~~18,~~ , 2013

The opinions expressed herein are limited to the laws of the State of New York, as currently in effect, and we do not express any opinion herein concerning any other laws. In rendering the opinions expressed herein, we have relied on all matters relating to the laws of Delaware, on the opinion of Richards, Layton & Finger, P.A. delivered to you today; we have relied on all matters relating to the laws of Florida and Maryland, on the opinion of Holland & Knight LLP delivered to you today; we have relied on all matters relating to the laws of Michigan, on the opinion of Clark Hill PLC delivered to you today; and we have relied on all matters relating to the laws of Nevada, on the opinion of Holland & Hart LLP delivered to you today.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Validity of the Notes” in the Registration Statement. In giving such consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

Schedule 1

Brafasco Holdings II, Inc.

Brafasco Holdings, Inc.

Creative Touch Interiors, Inc.

HD Builder Solutions Group, LLC

HD Supply Construction Supply Group, Inc.

HD Supply Construction Supply, Ltd.

HD Supply Distribution Services, LLC

HD Supply Electrical, Ltd.

HD Supply Facilities Maintenance Group, Inc.

HD Supply Facilities Maintenance, Ltd.

HD Supply GP & Management, Inc.

HD Supply Holdings, LLC

HD Supply Management, Inc.

HD Supply Repair & Remodel, LLC

HD Supply Support Services, Inc.

HD Supply Utilities Group, Inc.

HD Supply Utilities, Ltd.

HD Supply Waterworks Group, Inc.

HD Supply Waterworks, Ltd.

HDS IP Holding, LLC

HDS Power Solutions, Inc.

HSI IP, Inc.

LBM Holdings, LLC

ProValue, LLC

White Cap Construction Supply, Inc.

Exhibit 5.2

January ~~18~~    , 2013

To Each of the Persons Listed

on Schedule A Attached Hereto

Re: HD Supply, Inc. - Exhibit 5 Opinion

Ladies and Gentlemen:

We have acted as special Delaware counsel for each of the Delaware corporations listed on Schedule B attached hereto (each, a “Corporation” and collectively, the “Corporations”) and each of the Delaware limited liability companies listed on Schedule C attached hereto (each, an “LLC” and collectively, the “LLCs”), in connection with the matters set forth herein. At your request, this opinion is being furnished to you.

For purposes of giving the opinions hereinafter set forth, our examination of documents has been limited to the examination of originals or copies of the following:

(a) Each of the documents listed on Schedule D attached hereto (each, a “Certificate of Incorporation”), as filed in the office of the Secretary of State of the State of the Delaware (the “Secretary of State”);

(b) The bylaws of each of the Corporations (each, “Bylaws”);

(c) Resolutions adopted by the unanimous written consent of the boards of directors of each of the Corporations, dated April 4, 2012, April 10, 2012, July 27, 2012, July 30, 2012, August 1, 2012, October 8, 2012 or October 9, 2012;

(d) Resolutions adopted by the unanimous written consent of the Transaction Committee of the board of directors of HD Supply, Inc., a Delaware corporation (“HD Supply”), dated April 5, 2012 and April 10, 2012;

(e) Resolutions adopted by the unanimous written consent of the Transaction Committee of the board of directors of HD Supply, dated August 1, 2012;

(f) Resolutions adopted by the unanimous written consent of the Transaction Committee of the board of directors of HD Supply, dated October 9, 2012;

Each of the Persons Listed

 on Schedule A Attached Hereto

January ~~18~~    , 2013

(g) Each of the documents listed on Schedule E attached hereto (collectively, the “LLC Certificates”), as filed in the office of the Secretary of State;

(h) Each of the documents listed on Schedule F attached hereto (each, an “LLC Agreement” and collectively, the “LLC Agreements”);

(i) Resolutions adopted by the unanimous written consent of the sole member or the sole member and the sole manager, as applicable, of each of the LLCs, each dated April 10, 2012, July 30, 2012, August 1, 2012 or October 9, 2012;

(j) The Indenture, dated as of April 12, 2012, among HD Supply, as issuer, the other Companies (as defined below) (other than LBM Holdings, LLC, a Delaware limited liability company (“LBM”)), the other Subsidiary Guarantors (as defined therein) party thereto and Wilmington Trust, National Association, a national banking association (“Wilmington Trust”), as trustee (in such capacity, the “First Lien Trustee”) and as Note Collateral Agent (as defined therein), as supplemented by the First Supplemental Indenture thereto, dated as of April 12, 2012, among HD Supply, as issuer, the other Companies (other than LBM), the other Subsidiary Guarantors (as defined therein) party thereto and the First Lien Trustee, as supplemented by the Second Supplemental Indenture thereto, dated as of July 27, 2012, among Varsity AP Holding Corporation, a Georgia corporation, GCP Amerifile Coinvest Inc., a Delaware corporation, Varsity AP Holdings LLC, a Delaware limited liability company, Amerifile, LLC, a Delaware limited liability company, Peachtree Business Products, LLC, a Delaware limited liability company, AP RE LLC (collectively, the “Subsequent Guarantors”), HD Supply and the First Lien Trustee, as supplemented by the Third Supplemental Indenture thereto, dated as of August 2, 2012, among HD Supply, as issuer, the other Companies (other than LBM), the other Subsidiary Guarantors (as defined therein) party thereto and the First Lien Trustee (as so supplemented, the “First Lien Indenture”);

(k) The Indenture, dated as of April 12, 2012, among HD Supply, as issuer, the other Companies (other than LBM), the other Subsidiary Guarantors (as defined therein) party thereto and Wilmington Trust, as trustee (in such capacity, the “Second Lien Trustee”) and as Note Collateral Agent (as defined therein), as supplemented by the First Supplemental Indenture thereto, dated as of April 12, 2012, among HD Supply, as issuer, the other Companies (other than LBM), the other Subsidiary Guarantors (as defined therein) party thereto and the Second Lien Trustee, as supplemented by the Second Supplemental Indenture thereto, dated as of July 27, 2012, among the Subsequent Guarantors, HD Supply and the Second Lien Trustee (as so supplemented, the “Second Lien Indenture”);

(l) The Indenture, dated as of October 15, 2012, among HD Supply, as issuer, the other Companies, the other Subsidiary Guarantors (as defined therein) party thereto and Wells Fargo Bank, National Association, a national banking association, as trustee (the “Unsecured Notes Trustee”), as supplemented by the First Supplemental Indenture thereto, dated as of October 15, 2012, among HD Supply, as issuer, the other Companies, the other Subsidiary

Each of the Persons Listed

 on Schedule A Attached Hereto

January ~~18~~    , 2013

Guarantors (as defined therein) party thereto and the Unsecured Notes Trustee (as so supplemented, the “Unsecured Notes Indenture”);

(m) A certificate of an officer of each of the Companies, each dated January ~~18~~    , 2013 (collectively, the “Officer’s Certificates”), as to certain matters; and

(n) A Certificate of Good Standing for each of the Companies, each dated January 16, 2013, obtained from the Secretary of State.

The Corporations and the LLCs are hereinafter referred to collectively as the “Companies.” The First Lien Indenture, the Second Lien Indenture and the Unsecured Notes Indenture are hereinafter referred to collectively as the “Transaction Documents.”

~~For purposes of this~~ This opinion, ~~we have not reviewed any documents other than~~ is based upon our review of the documents listed in paragraphs (a) through (n) above~~. In particular,~~  and we have not reviewed any document (other than the documents listed in paragraphs (a) through (n) above) that is referred to in or incorporated by reference into any document reviewed by us~~. We have assumed that there exists no provision in any document that we have not reviewed that is inconsistent with the opinions stated herein~~. We have conducted no independent factual investigation of our own but rather have relied solely upon the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we have assumed to be true, complete and accurate in all material respects.

With respect to all documents examined by us, we have assumed that (i) all signatures on documents examined by us are genuine, (ii) all documents submitted to us as originals are authentic, (iii) all documents submitted to us as copies conform with the original copies of those documents, and (iv) the documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions expressed herein.

For purposes of this opinion, we have assumed (i) that any amendment or restatement of any document reviewed by us or referred to herein has been accomplished in accordance with, and was permitted by, the relevant provisions of said document prior to its amendment or restatement from time to time~~, (i) that at all times since the formation of each of the LLCs, there has been at least one member of such LLC, (i) that each of the documents comprising the LLC Certificates (including each of the amendments thereto, as applicable) described on Schedule E attached hereto was executed by an “authorized person” of the relevant LLC within the meaning of the Delaware Limited Liability Company Act (6 Del. C § 18 101, et seq.) (the “LLC Act”)~~, (ii) except to the extent provided in paragraphs 1 and 5 below, the due organization, formation or creation, as the case may be, and valid existence in good standing of each party to the documents examined by us under the laws of the jurisdiction governing its organization, formation or creation, (iii) the legal capacity of natural persons who are signatories

Each of the Persons Listed

 on Schedule A Attached Hereto

January ~~18~~    , 2013

to the documents examined by us, including that all of the directors of Facilities (as defined in Schedule D attached hereto) are at least 18 years of age, (iv) except to the extent provided in paragraphs 2 and 6 below, that each of the parties to the documents examined by us has the power and authority to execute and deliver, and to perform its obligations under, such documents, (v) except to the extent provided in paragraphs 3, 4, 7 and 8 below, the due authorization, execution and delivery by all parties thereto of all documents examined by us, (vi) that the execution, delivery and performance by HSI (as defined in Schedule D attached hereto) of the Transaction Documents will not cause HSI to be located in or to conduct its business activities within the United States of America, and (vii) that each of the Companies is a direct or indirect wholly-owned subsidiary of HDS Investment Holding, Inc. and that the execution, delivery and performance by each of the Corporations of the Transaction Documents to which it is a party are necessary and convenient to the conduct, promotion or attainment of the business of such Corporation. We have not participated in the preparation of any offering material relating to the Companies and assume no responsibility for the contents of any such material.

This opinion is limited to the laws of the State of Delaware (excluding the insurance, securities and blue sky laws of the State of Delaware), and we have not considered and express no opinion on the laws of any other jurisdiction, including federal laws and rules and regulations relating thereto. Our opinions are rendered only with respect to Delaware laws and rules, regulations and orders thereunder that are currently in effect. In rendering the opinions set forth herein, we express no opinion concerning (i) the creation, attachment, perfection or priority of any security interest, lien or other encumbrance, or (ii) the nature or validity of title to any property.

Based upon the foregoing, and upon our examination of such questions of law and statutes of the State of Delaware as we have considered necessary or appropriate, and subject to the assumptions, qualifications, limitations and exceptions set forth herein, we are of the opinion that:

1. Each of the Corporations has been duly incorporated and is validly existing in good standing as a corporation under the General Corporation Law of the State of Delaware (8 Del. C. § 101, et seq.) (the “General Corporation Law”).

2. Each of the Corporations has all necessary corporate power and authority under the General Corporation Law and under its respective Certificate of Incorporation and Bylaws to execute and deliver, and to perform its obligations under, the Transaction Documents to which it is a party.

3. The execution and delivery by each of the Corporations of the Transaction Documents to which it is a party, and the performance by each of the Corporations of its obligations thereunder, have been duly authorized by all necessary corporate action on the part of such Corporation under the General Corporation Law and under its respective Certificate of Incorporation and Bylaws.

Each of the Persons Listed

 on Schedule A Attached Hereto

January ~~18~~    , 2013

4. Each of the Corporations has duly executed and delivered the Transaction Documents to which it is a party under the DGCL and under its respective Certificate of Incorporation and Bylaws.

5. Each of the LLCs has been duly formed and is validly existing in good standing as a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.) (the “LLC Act”).

6. Each of the LLCs has all necessary limited liability company power and authority under the LLC Act and under its respective LLC Agreement to execute and deliver, and to perform its obligations under, the Transaction Documents to which it is a party.

7. The execution and delivery by each of the LLCs of the Transaction Documents to which it is a party, and the performance by each of the LLCs of its obligations thereunder, have been duly authorized by all necessary limited liability company action on the part of such LLC under the LLC Act and under its respective LLC Agreement.

8. Each of the LLCs has duly executed and delivered the Transaction Documents to which it is a party under the LLC Act and under its respective LLC Agreement.

The opinions expressed above are subject to the following additional assumptions, qualifications, limitations and exceptions:

A. We note that notwithstanding any covenants to the contrary contained in the Transaction Documents: (i) the stockholders of any of the Corporations may dissolve such Corporation under Section 275(c) of the General Corporation Law upon the consent of all the stockholders entitled to vote thereon; (ii) a stockholder owning at least 90% of the outstanding shares of each class of stock of any of the Corporations entitled to vote thereon may effect a merger with such Corporation under Sections 253 and 267 of the General Corporation Law; (iii) the stockholders of each of the Corporations may amend the Bylaws of such Corporation; and (iv) a member or manager of any of the LLCs has the right or power to apply to or petition a court to decree a dissolution of such LLC pursuant to Section 18-802 of the LLC Act.

B. We express no opinion as to purported waivers of any statutory or other rights, court rules and defenses to obligations where such waivers (i) are against public policy or (ii) constitute waivers of rights which by law, regulation or judicial decision may not otherwise be waived.

C. The opinions expressed in paragraphs 4 and 8 above are based solely upon our review of the Officer’s Certificates and counterpart signature pages to the Transaction Documents.

We understand that you will rely as to matters of Delaware law upon this opinion in connection with the matters set forth herein. In connection with the foregoing, we hereby

Each of the Persons Listed

 on Schedule A Attached Hereto

January ~~18~~    , 2013

consent to your relying as to matters of Delaware law upon this opinion, subject to the understanding that the opinions rendered herein are given on the date hereof and such opinions are rendered only with respect to facts existing on the date hereof and laws, rules and regulations currently in effect. We also consent to Debevoise & Plimpton LLP’s relying as to matters of Delaware law upon this opinion in connection with an opinion to be rendered by it on the date hereof. Furthermore, we consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-4, relating to the Offer to Exchange $1,250,000,000 Outstanding 8.125% Senior Secured First Priority Notes of HD Supply due 2019 for $1,250,000,000 Registered 8.125% Senior Secured First Priority Notes of HD Supply due 2019 (the “First Priority Notes”), $675,000,000 Outstanding 11.00% Senior Secured Second Priority Notes of HD Supply due 2020 for $675,000,000 Registered 11.00% Senior Secured Second Priority Notes of HD Supply due 2020 (the “Second Priority Notes”) and $1,000,000,000 Outstanding 11.50% Senior Notes of HD Supply due 2020 for $1,000,000,000 Registered 11.50% Senior Notes of HD Supply due 2020 (the “Senior Notes” and, together with the First Priority Notes and the Second Priority Notes, the “Notes”), as proposed to be filed by HD Supply and the other registrants thereunder with the Securities and Exchange Commission on or about the date hereof. In giving the foregoing consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder. Except as stated above, without our prior written consent, this opinion may not be furnished or quoted to, or relied upon by, any other person or entity for any purpose.

Very truly yours,

SXL/MYK/AWS

Schedule A

HD Supply, Inc.

Each of the holders of the Notes from time to time

Schedule B

Brafasco Holdings, Inc.

Brafasco Holdings II, Inc.

HD SUPPLY CONSTRUCTION SUPPLY GROUP, INC.

HD Supply Facilities Maintenance Group, Inc.

HD Supply GP & Management, Inc.

HD Supply, Inc.

HD Supply Support Services, Inc.

HD Supply Utilities Group, Inc.

HD SUPPLY WATERWORKS GROUP, INC.

HSI IP, Inc.

WHITE CAP CONSTRUCTION SUPPLY, INC.

Schedule C

HD Builder Solutions Group, LLC

HD Supply Distribution Services, LLC

HD Supply Repair & Remodel, LLC

LBM Holdings, LLC

ProValue, LLC

Schedule D

1. The Certificate of Incorporation of Brafasco Holdings, Inc., a Delaware corporation (“Brafasco”), dated August 2, 2000, as filed in the office of the Secretary of State on August 16, 2000, as corrected by the Corrected Certificate of Incorporation of Brafasco, dated August 17, 2000, as filed in the office of the Secretary of State on August 17, 2000, as amended by the Certificate of Change of Location of Registered Office and of Registered Agent of Brafasco, dated July 10, 2006, as filed in the office of the Secretary of State on July 21, 2006, as further amended by the Certificate of Change of Registered Agent and/or Registered Office, dated December 4, 2007, as filed in the office of the Secretary of State on December 4, 2007, as corrected by the Certificate of Correction to the Certificate of Incorporation of Brafasco, dated February 28, 2010, as filed in the office of the Secretary of State on January 29, 2010, and as amended by the Certificate of Amendment of Certificate of Incorporation of Brafasco, dated March 17, 2010, as filed in the office of the Secretary of State on March 17, 2010.

2. The Certificate of Incorporation of Brafasco Holdings II, Inc., a Delaware corporation (“Brafasco II”), dated August 17, 2004, as filed in the office of the Secretary of State on August 17, 2004, as amended and restated by the Amended and Restated Certificate of Incorporation of Brafasco II, dated December 30, 2004, as filed in the office of the Secretary of State on December 30, 2004, as amended by the Certificate of Change of Location of Registered Office and of Registered Agent of Brafasco II, dated July 10, 2006, as filed in the office of the Secretary of State on July 21, 2006, and as further amended by the Certificate of Change of Registered Agent and/or Registered Office of Brafasco II, dated December 4, 2007, as filed in the office of the Secretary of State on December 4, 2007.

3. The Certificate of Incorporation of HD SUPPLY CONSTRUCTION SUPPLY GROUP, INC., a Delaware corporation (“Construction”), dated November 20, 1996, as filed in the office of the Secretary of State on November 22, 1996, as amended by the Certificate of Designation, Preferences and Rights for Senior Redeemable Preferred Stock, dated as of February 24, 1997, as filed in the office of the Secretary of State on February 24, 1997, as amended by the Certificate of Designations, Preferences and Rights for Series A-1 and Series A-2 Convertible Preferred Stock, dated as of February 24, 1997, as filed in the office of the Secretary of State on February 24, 1997, as further amended by the Certificate of Designation, Preferences and Rights for Series B Convertible Preferred Stock, dated as of June 18, 1997, as filed in the office of the Secretary of State on June 24, 1997, as amended and restated by the Restated Certificate of Incorporation of Construction, dated October 24, 1997, as filed in the office of the Secretary of State on October 24, 1997, as amended by the Certificate of Change of Location of Registered Office and of Registered Agent of Construction, dated January 10, 1998, as filed in the office of the Secretary of State on January 20, 1998, as further amended by the Certificate of Merger of WC Recapitalization Corp. with and into Construction, dated March 10, 2000, as filed in the office of the Secretary of State on March 10, 2000, as further amended by the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 10% Junior Cumulative Preferred Stock and Qualifications, Limitations and Restrictions Thereof, dated March 10, 2000, as filed in the office of the Secretary of State on March 10, 2000, as amended by the Certificate of Change of Location of Registered Office and of Registered Agent, dated July 21, 2000, as filed in the office of the Secretary of State on July 21, 2000, as amended and restated by the Restated Certificate of Incorporation of Construction,

dated July 28, 2000, as filed in the office of the Secretary of State on July 28, 2000, as amended by the Certificate of Amendment of Restated Certificate of Incorporation of Construction, dated November 4, 2003, as filed in the office of the Secretary of State on November 4, 2003, as further amended by the Certificate of Change of Registered Agent and Registered Office, dated January 28, 2004, as filed in the office of the Secretary of State on January 30, 2004, as further amended by the Certificate of Ownership and Merger Merging Bottle Acquisition Company into Construction, dated May 28, 2004, as filed in the office of the Secretary of State on May 28, 2004, as further amended by the Certificate of Change of Location of Registered Agent and/or Registered Office of Construction, dated February 28, 2006, as filed in the office of the Secretary of State on March 1, 2006, as further amended by the Certificate of Change of Location of Registered Office and of Registered Agent, dated July 10, 2006, as filed in the office of the Secretary of State on July 24, 2006, as further amended by the Certificate of Merger of Hughes Building Materials Group, Inc. into Construction, dated December 21, 2006, as filed in the office of the Secretary of State on December 27, 2006, and as further amended by the Certificate of Change of Registered Agent and/or Registered Office, dated December 4, 2007, as filed in the office of the Secretary of State on December 4, 2007.

4. The Certificate of Incorporation of HD Supply Facilities Maintenance Group, Inc., a Delaware corporation (“Facilities”), dated December 13, 1999, as filed in the office of the Secretary of State on December 13, 1999, as amended by the Certificate of Change of Location of Registered Office and of Registered Agent of Facilities, dated July 10, 2006, as filed in the office of the Secretary of State on July 21, 2006, as further amended by the Certificate of Merger of Hughes Plumbing Group, Inc. into Facilities, dated December 21, 2006, as filed in the office of the Secretary of State on December 27, 2006, as further amended by the Certificate of Change of Registered Agent and/or Registered Office, dated December 4, 2007, as filed in the office of the Secretary of State on December 4, 2007, and as further amended by the Certificate of Merger of HD Supply Facilities Maintenance Group, Inc. with and into Facilities, dated as of March 1, 2012, as filed in the office of the Secretary of State on March 1, 2012.

5. The Certificate of Incorporation of HD Supply GP & Management, Inc., a Delaware corporation (“GP”), dated May 6, 1996, as filed in the office of the Secretary of State on May 6, 1996, as amended by the Certificate of Merger of HSI Corp. with and into GP, dated as of January 31, 2003, as filed in the office of the Secretary of State on January 31, 2003, as further amended by the Certificate of Amendment of Certificate of Incorporation of GP, dated November 19, 2004, as filed in the office of the Secretary of State on November 19, 2004, as further amended by the Certificate of Change of Location of Registered Office and of Registered Agent of GP, dated August 7, 2006, as filed in the office of the Secretary of State on August 8, 2006, as further amended by the Certificate of Amendment of Certificate of Incorporation of GP, dated October 24, 2006, as filed in the office of the Secretary of State on October 25, 2006, and as further amended by the Certificate of Change of Registered Agent and/or Registered Office, dated December 4, 2007, as filed in the office of the Secretary of State on December 4, 2007.

6. The Certificate of Incorporation of HD Supply, Inc., a Delaware corporation (“HD Supply”), dated August 31, 2007, as filed in the office of the Secretary of State on August 31, 2007, as amended by the Certificate of Change of Registered Office and/or Registered Agent, dated February 13, 2008 as filed in the office of the Secretary of State on February 13, 2008.

7. The Certificate of Incorporation of HD Supply Support Services, Inc., a Delaware corporation (“Support”), dated December 6, 2001, as filed in the office of the Secretary of State on December 6, 2001, as amended by the Certificate of Amendment of Certificate of Incorporation of Support, dated January 30, 2007, as filed in the office of the Secretary of State on January 30, 2007, as further amended by the Certificate of Change of Registered Agent and/or Registered Office, dated December 4, 2007, as filed in the office of the Secretary of State on December 4, 2007, as further amended by the Certificate of Amendment of Certificate of Incorporation of Support, dated October 3, 2008, as filed in the office of the Secretary of State on October 6, 2008, as further amended by the Certificate of Amendment of Certificate of Incorporation of Support, dated February 10, 2009, as filed in the office of the Secretary of State on February 10, 2009, and as amended and restated by the Restated Certificate of Incorporation of Support, dated as of May 4, 2009, as filed in the office of the Secretary of State on May 4, 2009.

8. The Certificate of Incorporation of HD Supply Utilities Group, Inc., a Delaware corporation (“Utilities”), dated July 23, 1997, as filed in the office of the Secretary of State on July 24, 1997, as corrected by the Certificate of Correction Filed to Correct a Certain Error in the Certificate of Incorporation of Utilities, dated July 29 1997, as filed in the office of the Secretary of State on July 29, 1997, as amended by the Certificate of Amendment of Certificate of Incorporation of Utilities, dated June 11, 1999, as filed in the office of the Secretary of State on June 15, 1999, as further amended by the Certificate of Amendment of Certificate of Incorporation of Utilities, dated August 16, 2000, as filed in the office of the Secretary of State on August 17, 2000, as further amended by the Certificate of Amendment of Certificate of Incorporation of Utilities, dated May 7, 2002, as filed in the office of the Secretary of State on June 6, 2002, as further amended by the Certificate of Change of Location of Registered Office and of Registered Agent of Utilities, dated February 19, 2003, as filed in the office of the Secretary of State on February 28, 2003, as further amended by the Certificate of Amendment of Certificate of Incorporation of Utilities, dated December 21, 2004, as filed in the office of the Secretary of State on December 31, 2004, as further amended by the Certificate of Merger of TEVSCO, Inc. and Utilities, dated as of October 1, 2005, as filed in the office of the Secretary of State on October 5, 2005, as further amended by the Certificate of Amendment of Certificate of Incorporation of Utilities, dated October 24, 2006, as filed in the office of the Secretary of State on October 25, 2006, and as further amended by the Certificate of Change of Registered Agent and/or Registered Office, dated December 4, 2007, as filed in the office of the Secretary of State on December 4, 2007.

9. The Certificate of Incorporation of HD SUPPLY WATERWORKS GROUP, INC., a Delaware corporation (“Waterworks”), dated as of September 5, 2002, as filed in the office of the Secretary of State on September 5, 2002, as amended and restated by the Restated Certificate of Incorporation of Waterworks, dated as of October 7, 2002, as filed in the office of the Secretary of State on October 7, 2002, as amended by the Certificate of Ownership and Merger merging National Waterworks Holdings, Inc. into Waterworks, dated August 26, 2005, as filed in the office of the Secretary of State on August 26, 2005, as further amended by the Certificate of Change of Registered Agent and/or Registered Office, dated December 2, 2005, as filed in the office of the Secretary of State on December 5, 2005, as further amended by the Certificate of Change of Location of Registered Office and of Registered Agent, dated July 10, 2006, as filed in the office of the Secretary of State on July 24, 2006, as further amended by the Certificate of Amendment of Certificate of Incorporation of Waterworks, dated October 24, 2006, as filed in the office of the Secretary of State on October 25, 2006, as further amended by the Agreement of Merger of Ohio Water & Waste Supply Company, Inc. with and into Waterworks, dated as of February 9, 2007, as filed in the office of the Secretary of State on February 12, 2007, and as further amended by the Certificate of Change of Registered Agent and/or Registered Office, dated December 4, 2007, as filed in the office of the Secretary of State on December 4, 2007.

10. The Certificate of Incorporation of HSI IP, Inc., a Delaware corporation (“HSI”), dated as of January 16, 2003, as filed in the office of the Secretary of State on January 16, 2003, as amended and restated by the Amended and Restated Certificate of Incorporation of HSI, dated as of April 28, 2005, as filed in the office of the Secretary of State on April 29, 2005, as amended by the Certificate of Change of Location of Registered Office and of Registered Agent of HSI, dated January 31, 2007, as filed in the office of the Secretary of State on January 31, 2007, and as further amended by the Certificate of Change of Registered Agent and/or Registered Office, dated December 4, 2007, as filed in the office of the Secretary of State on December 4, 2007.

11. The Certificate of Incorporation of WHITE CAP CONSTRUCTION SUPPLY, INC., a Delaware corporation (“White Cap”), dated September 22, 1998, as filed in the office of the Secretary of State on September 22, 1998, as amended by the Certificate of Merger of White Cap Industries Corp. and White Cap, dated December 31, 1998, as filed in the office of the Secretary of State on March 26, 1999, as further amended by the Certificate of Change of Location of Registered Office and of Registered Agent, dated January 5, 2000, as filed in the office of the Secretary of State on January 7, 2000, as further amended by the Certificate of Merger of Contractors Source, Inc. into White Cap, dated July 31, 2003, as filed in the office of the Secretary of State on August 7, 2003, as further amended by the Certificate of Change of Registered Agent and Registered Office, dated January 28, 2004, as filed in the office of the Secretary of State on January 30, 2004, as further amended by the Certificate of Amendment of Certificate of Incorporation of White Cap, dated February 12, 2004, as filed in the office of the Secretary of State on March 1, 2004, as further amended by the Certificate of Ownership and Merger Merging Kel-Welco Distribution, Inc. into White Cap, dated March 23, 2004, as filed in the office of the Secretary of State on April 7, 2004, as further amended by the Certificate of Ownership and Merger Merging Procontractor.net, Inc. into White Cap, dated April 26, 2004, as filed in the office of the Secretary of State on May 27, 2004, as further amended by the Certificate of Merger of Southwest Rebar Fabricators & Accessories, Inc. into White Cap, dated November 7, 2005, as filed in the office of the Secretary of State on November 7, 2005, as further amended by the Certificate of Change of Location of Registered Office and of Registered Agent of White Cap, dated July 10, 2006, as filed in the office of the Secretary of State on July 24, 2006, and as further amended by the Certificate of Change of Registered Agent and/or Registered Office, dated December 4, 2007, as filed in the office of the Secretary of State on December 4, 2007.

Schedule E

1. The Certificate of Formation of HD Builder Solutions Group, LLC, a Delaware limited liability company (“Solutions”), dated December 19, 2007, as filed in the office of the Secretary of State on December 21, 2007.

2. The Certificate of Formation of HD Supply Distribution Services, LLC, a Delaware limited liability company (“Distribution”), dated as of May 17, 2005, as filed in the office of the Secretary of State on May 17, 2005, as amended by the Certificate of Amendment to the Certificate of Formation of Distribution, dated June 30, 2005, as filed in the office of the Secretary of State on June 30, 2005, as further amended by the Certificate of Amendment to Certificate of Formation of Distribution, dated July 10, 2006, as filed in the office of the Secretary of State on July 24, 2006, as further amended by the Certificate of Amendment to Certificate of Formation of Distribution, dated October 24, 2006, as filed in the office of the Secretary of State on October 25, 2006, and as further amended by the Certificate of Amendment, dated December 4, 2007, as filed in the office of the Secretary of State on December 4, 2007.

3. The Certificate of Formation of HD Supply Repair & Remodel, LLC, a Delaware limited liability company (“Repair”), dated April 1, 2005, as filed in the office of the Secretary of State on April 1, 2005, as amended by the Certificate of Amendment, dated June 30, 2005, as filed in the office of the Secretary of State on June 30, 2005, as further amended by the Certificate of Amendment, dated November 30, 2005, as filed in the office of the Secretary of State on December 5, 2005, as further amended by the Certificate of Amendment to Certificate of Formation of Repair, dated July 10, 2006, as filed in the office of the Secretary of State on July 24, 2006, as further amended by the Certificate of Amendment to Certificate of Formation of Repair, dated October 24, 2006, as filed in the office of the Secretary of State on October 25, 2006, and as further amended by the Certificate of Amendment, dated December 4, 2007, as filed in the office of the Secretary of State on December 4, 2007.

4. The Certificate of Formation of LBM Holdings, LLC, a Delaware limited liability company (“LBM”), dated as of September 14, 2012, as filed in the office of the Secretary of State on September 14, 2012, together with the Certificate of Merger of Cox Lumber Co., a Florida corporation, with and into LBM, dated September 18, 2012, as filed in the office of the Secretary of State on September 18, 2012.

5. The Certificate of Formation of ProValue, LLC, a Delaware limited liability company (“ProValue”), dated June 14, 2004, as filed in the office of the Secretary of State on June 14, 2004, as amended by the Certificate of Amendment to Certificate of Formation of ProValue, dated November 16, 2004, as filed in the office of the Secretary of State on November 16, 2004, and as further amended by the Certificate of Amendment, dated December 4, 2007, as filed in the office of the Secretary of State on December 4, 2007.

Schedule F

1. The Limited Liability Company Agreement of Solutions, dated as of December 19, 2007, executed by HD Supply Holdings, LLC, a Florida limited liability company (“HDSH”).

2. The Limited Liability Company Agreement of Distribution, dated as of June 9, 2005, executed by HD Supply, Inc. (formerly known as The Home Depot Supply, Inc.), a Texas corporation (“HD Texas”), as sole member, as amended by the Member’s Interest Assignment Agreement, dated as of December 21, 2006, between HD Texas, as assignor, and HDSH, as assignee, and as amended and restated by the Amended and Restated Limited Liability Company Agreement of Distribution, dated as of January 29, 2007, executed by HDSH, as sole member.

3. The Limited Liability Company Agreement of Repair, dated as of April 1, 2005, executed by HD Texas, as sole member, as amended by the Member’s Interest Assignment Agreement, dated as of December 21, 2006, between HD Texas, as assignor, and HDSH, as assignee, and as amended and restated by the Amended and Restated Limited Liability Company Agreement of Repair, dated as of January 29, 2007, executed by HDSH, as sole member.

4. The Limited Liability Company Agreement of LBM, dated as of September 18, 2012, entered into by HDSH, as the sole member.

5. The Limited Liability Company Agreement of ProValue, dated as of June 14, 2004, by HD Supply Support Services, Inc. (formerly known as Hughes Supply Shared Services, Inc.), a Delaware corporation (“Support”), as sole member, as amended by Amendment No. 1 thereto, dated as of August 30, 2007, by Support, as sole member.

Exhibit 5.4

~~Clark Hill PLC 500 Woodward Avenue Suite 3500 Detroit, MI 48226 clarkhill.com~~

~~January 18,~~            , 2013

HD Supply, Inc.

3100 Cumberland Boulevard

Suite 1480

Atlanta, Georgia 30339

Re:	Registration Statement on Form S-4; $1,250,000,000 8-1/8% Senior Secured First Priority Notes due 2019; $675,000,000 11% Senior Secured Second Priority Notes due 2020; and $1,000,000,000 11.50% Senior Notes due 2020

Ladies and Gentlemen:

We have acted as special Michigan (the “State”) counsel to HDS Power Solutions, Inc., formerly known as HD Supply Fasteners & Tools, Inc., a Michigan corporation (the “Guarantor”), in connection with the following:

1. The issuance and exchange by HD Supply, Inc., a Delaware corporation (the “Company”), of $1,250,000,000 in aggregate principal amount of 8-1/8% Senior Secured First Priority Notes due 2019 (the “Exchange First Priority Notes”) and the guarantees of the Exchange First Priority Notes (the “Exchange First Priority Notes Guarantees”) by the Guarantor, each under an Indenture dated as of April 12, 2012 (the “First Priority Notes Indenture”) among the Company, the subsidiary guarantors named therein, including the Guarantor, and Wilmington Trust, National Association, as Trustee and Note Collateral Agent.

2. The issuance and exchange by the Company of $675,000,000 in aggregate principal amount of 11% Senior Secured Second Priority Notes due 2020 (the “Exchange Second Priority Notes”) and the guarantees of the Exchange Second Priority Notes (the “Exchange Second Priority Notes Guarantees”) by the Guarantor, each under an Indenture dated as of April 12, 2012 (the “Second Priority Notes Indenture”) among the Company, the subsidiary guarantors named therein, including the Guarantor, and Wilmington Trust, National Association, as Trustee and Note Collateral Agent.

3. The issuance and exchange by the Company of $1,000,000,000 in aggregate principal amount of 11.50% Senior Notes due 2020 (the “Exchange Senior Notes”) and the guarantees of the Exchange Senior Notes (the “Exchange Senior Notes Guarantees;” the Exchange First Priority Notes Guarantees, the Exchange Second Priority Notes Guarantees and the Exchange Senior Notes Guarantees are hereinafter collectively referred to as the “Guarantees”) by the Guarantor, each under an Indenture dated as of October 15, 2012 (the “Senior Notes Indenture;” the First Priority Notes Indenture, the Second Priority Notes Indenture and the Senior Notes

HD Supply, Inc.

~~January 18,~~            , 2013

Indenture are hereinafter collectively referred to as the “Indentures”) among the Company, the subsidiary guarantors named therein, including the Guarantor, and Wells Fargo Bank, National Association, as trustee.

This opinion letter is being delivered in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act of 1933, as amended (the “Act”).

For purposes of giving the opinions hereinafter set forth, our examination of documents has been limited to the examination of executed or conformed counterparts, or copies otherwise proved to our satisfaction, of the following:

(a)	the First Priority Notes Indenture, referred to in the April Resolutions (defined below) as the “First Priority Base Indenture” and referred to in the July Resolutions (defined below) as the “Base Indenture.”

(b)	the Second Priority Notes Indenture, referred to in the April Resolutions as the “Second Priority Base Indenture.”

(c)	the Senior Notes Indenture, referred to in the October Resolutions (defined below) as the “Base Indenture.”

(d)	the certificate of Ricardo Núñez, Secretary of Guarantor (the “Secretary”), dated April 12, 2012, to which is attached a copy of the Bylaws of Guarantor (the “Guarantor Bylaws”), a copy of the Articles of Incorporation of Guarantor (the “Guarantor Articles of Incorporation”), a copy of Action of the Board of Directors Taken by Unanimous Written Consent, including resolutions of the Board of Directors of Guarantor authorizing certain actions of Guarantor (the “April Resolutions”), adopted on April 10, 2012, and an officers’ incumbency certificate.

(e)	the certificate of the Secretary, dated August 2, 2012, to which is attached a copy of the Guarantor Bylaws, a copy of the Guarantor Articles of Incorporation, a copy of Action of the Board of Directors Taken by Unanimous Written Consent, including resolutions of the Board of Directors of Guarantor authorizing certain actions of Guarantor (the “July Resolutions”), adopted on July 30, 2012, and an officers’ incumbency certificate.

(f)	the certificate of the Secretary, dated October 15, 2012, to which is attached a copy of Action of the Board of Directors Taken by Unanimous Written Consent, including resolutions of the Board of Directors of Guarantor authorizing certain actions of Guarantor (the “October Resolutions”), adopted on October 9, 2012.

(g)	the certificate of the Secretary, dated ~~January 18,~~ , 2013, to which is attached a copy of the Guarantor Articles of Incorporation (as amended effective October 26, 2012).

HD Supply, Inc.

~~January 18,~~            , 2013

(h)	a certificate, dated January 14, 2013, from the Director of the Bureau of Commercial Services of the Michigan Department of Licensing and Regulatory Affairs certifying the existence and good standing of Guarantor in the State.

The Guarantor Articles of Incorporation and Guarantor Bylaws are collectively referred to as the “Organizational Documents.” For purposes of this opinion, we have not reviewed any documents other than the documents listed in paragraphs (a) through (h) above and such other documents as we have considered relevant and necessary to render the opinions expressed herein. Our review of the Indentures has been limited to that which we deemed necessary for the purposes of the opinions expressed herein.

With respect to all documents examined by us, we have assumed the legal capacity of all persons signatory thereto and that (i) all signatures on documents examined by us are genuine; (ii) all documents submitted to us as originals are authentic; (iii) all documents submitted to us as copies conform with the original copies of those documents; (iv) each of the signatories thereto, other than Guarantor, is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and possesses all requisite power, capacity and authority and has obtained all other authorizations, consents and approvals necessary to enter into the documents to which it is a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby; (v) the execution, delivery and performance of the documents by the parties thereto, other than Guarantor, have been duly authorized by such parties and such documents have been duly executed and delivered by the respective parties thereto by duly authorized officers or other representatives in a form substantially identical in all respects to the form of documents that we have reviewed for purposes of expressing the opinions herein; and (vi) all such documents are legal, valid, binding and enforceable obligations of the signatories thereto. As to any facts material to this opinion which we did not independently establish or verify, we have relied upon statements and representations of Guarantor and its officers and other representatives and of public officials, including the facts and conclusions set forth therein.

Based upon the foregoing, and upon our examination of such questions of law and statutes of the State as we have considered necessary or appropriate, and subject to the assumptions, qualifications, limitations and exceptions set forth herein, we are of the opinion that:

1. Guarantor is validly existing and in good standing under the laws of the State.

2. Guarantor has the requisite corporate power and authority to execute and deliver, and to perform its obligations under, the Indentures, including the Guarantees. The execution and delivery of the Indentures by Guarantor and the consummation by Guarantor of the transactions contemplated thereby (including the Guarantees) have been duly authorized by all requisite action on the part of Guarantor under its Organizational Documents and the law of the State.

3. The Indentures have been duly executed and delivered by the Guarantor.

The opinions and confirmations set forth in this opinion letter are limited to the federal laws of the United States of America and the laws of the State. We express no opinion and make

HD Supply, Inc.

~~January 18,~~            , 2013

no statement as to the laws, rules or regulations of any other jurisdiction or any state securities or “Blue Sky” laws.

We hereby consent to the filing of this opinion letter as an exhibit to the Company’s Amendment No. 2 to Registration Statement on Form S-4 under the Act (Registration No. 333-185158), filed with the Securities and Exchange Commission on January 18, 2013 (the “Registration Statement”) and to the reference to our firm contained in the Prospectus under the heading “Validity of the Notes.” Debevoise & Plimpton LLP may rely on this opinion letter for purposes of the opinion it is giving in connection with the Registration Statement. In giving such consent and permission, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,